November 16, 2007

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

Attn: Mr. H. Christopher Owings

100 F Street, N.E., Mail Stop 3561

Washington, DC  20549

Re:	Titan Machinery Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed November 16, 2007
File No. 333-145526

Dear Mr. Owings:

On behalf of Titan Machinery Inc. (the “Company”), we submit this letter in connection with the filing of Amendment No. 4 to the Company’s Registration Statement on Form S-1. Amendment No. 3 to the Form S-1 was filed on November 15, 2007 and contained inconsistencies between certain figures in the balance sheets in the “Summary Financial Data” and “Selected Financial Data” sections. We have corrected those inconsistencies in Amendment No. 4 and will supplementally provide you with a marked copy of Amendment No. 4 highlighting the changes.

If you have any questions regarding these matters, please contact me (612-492-7341) or, in my absence, Melodie R. Rose (612-492-7162) or Ryan Brauer (612-492-7252).

Sincerely,

/s/ Alexander Rosenstein

Alexander Rosenstein

Direct Dial:  612.492.7341

Email:  arosenstein@fredlaw.com

cc:	David J. Meyer
Peter Christianson
Jonathan R. Zimmerman
Brian Bluhm